Exhibit 12

M.D.C. HOLDINGS, INC.

RATIO OF (LOSS) EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2009	2008	2009	2008	2008	2007	2006	2005	2004
	(dollars in 000’s)
(Loss) Earnings	$(19,830)	$(141,196)	$1,339	$(82,098)	$(299,317)	$(688,767)	$405,396	$858,443	$675,748

Fixed Charges	$30,156	$33,757	$16,441	$16,949	$68,570	$70,529	$80,915	$67,459	$43,011
(Loss) Earnings to Fixed Charges	$(0.66)	$(4.18)	$0.08	$(4.84)	$(4.37)	$(9.77)	$5.01	$12.73	$15.71

(Loss) Earnings:
(Loss) Income before income taxes	$(60,136)	$(178,766)	$(19,063)	$(101,540)	$(382,135)	$(756,464)	$333,137	$808,763	$636,914
Add: Fixed Charges	30,156	33,757	16,441	16,949	68,570	70,529	80,915	67,459	43,011
Less: Capitalized Interest	(6,544)	(28,917)	(4,700)	(14,464)	(39,852)	(57,791)	(58,141)	(51,872)	(32,879)
Add: Amortization of Previously Capitalized Interest	16,694	32,730	8,661	16,957	54,100	54,959	49,485	34,093	28,702

Total (Loss) Earnings	$(19,830)	$(141,196)	$1,339	$(82,098)	$(299,317)	$(688,767)	$405,396	$858,443	$675,748

Fixed Charges:
Homebuilding and corporate interest expense	$19,404	$-	$9,755	$-	$17,989	$-	$-	$-	$-
Mortgage lending interest expense	174	210	83	80	329	1,581	8,816	3,850	1,946
Interest component of rent expense	1,695	2,261	816	1,126	4,362	7,109	9,852	7,369	5,462
Amortization and expensing of debt expenses	2,339	2,369	1,087	1,279	6,038	4,048	4,106	4,368	2,724
Capitalized interest	6,544	28,917	4,700	14,464	39,852	57,791	58,141	51,872	32,879

Total Fixed Charges	$30,156	$33,757	$16,441	$16,949	$68,570	$70,529	$80,915	$67,459	$43,011